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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Ann Livermore, HP's President, HP Services, at a February 27, 2002 security analyst meeting. The video and the transcript of Ms. Livermore's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Ms. Livermore's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


ANN LIVERMORE:

Good morning. I have three objectives today. The first is to review with you the recent performance of our services business, and I'll highlight the most recent first quarter as well as the two quarters prior to that and really demonstrate to you that the services organization is executing well compared to the market and compared to our business plan.

The second thing I'll do is to describe for you the strategic rationale for what the merger does for us in our services business and how it accelerates the implementation of our strategy. And then after that I'll review with you our integration planning so you can get a sense of the work that's already done and how ready we are for the task that's in front of us.

The services business over the last three quarters has executed very well, particularly what's going on in the marketplace and with the media distractions that the HP employees have had to put up with. If you look at our performance both in terms of the top line and the bottom line, both are very solid. On top of that we've also had really good growth relative to the market, and I'll show you some data here.

We're also doing a good job winning bigger, more comprehensive deals. And this is one of the things that all of you know is the characteristic of a strong services organization. We've also made a lot of progress managing our cost structure.

So let's move directly now to the numbers. If you look at the numbers, this shows our Q3, Q4, and our most recent quarter. And this is in local currency because most of our competitors report their results in services from a revenue perspective in terms of local currency.

If you look at the top line, great results three quarters in a row in our outsourcing business. We stated to you last spring that this was our primary area of focus from a growth perspective, and if you look at our growth here it's in the high 20s, 32 percent the last quarter, and that's compared to a market growth rate of around ten to 12 percent.

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Our customer support business -- a great business model for us, a very profitable business for us -- also growing very well compared to the market where hardware support is growing at about two percent in the market and about five percent around the operating system, middleware, software areas. And so great performance here as well compared to the market.

Then we look at the last line, the consulting line, which has clearly been impacted by the slowdown in new IT projects as well as consulting being a more discretionary expense. We saw back in February our order rates began to decline, about the same time it started showing up in product purchases for most companies. We worked through the backlog we had, and so you can see the very dramatic shift between our third quarter running at nine percent, then the negative eight to nine percent rate over the last two quarters.

We also were impacted here because 40 percent of our business in the consulting and systems integration market is in the telecommunications market, which of course, as many of you know, was one of the hardest hit customer segments. Overall really strong growth from a local currency perspective across the quarters.

Then on the bottom line looking at the operating profits; substantial improvement quarter to quarter to quarter ending up with our most recent quarter at 13.1 percent, and if you look at that year-over-year, that's a 31 percent increase in our operating profit. So at the same time we were having a dramatic impact, particularly on our consulting business, great growth in the other two segments. We did a really nice job managing our cost structure, our expense structure, and our resources.

Now I'd like to give you a little bit of a snapshot of each of these lines of business so that you can have a bit more color about what's going on.

Our outsourcing business. Clearly great top line growth driven by our ability to win larger, more comprehensive deals that have a lot of stuff other than just HP technology in the customer's environment. We're also expanding our current contracts that we've won, and this is a really important factor to the success of an outsourcing business -- winning a contract, renewing it, but also expanding it. And then finally we're continuing to make cost structure improvements here because of the scale that we're building.

To highlight for you two deals that we've won over the past few months, one is with Nokia. Nokia decided, based on the great work we've done supporting their mission critical SAP environment, that they would choose to outsource to HP 4,000 of their servers -- NT servers that are not HP servers -- seven of their operation centers around the world (China, Singapore, Texas, Finland, other European locations), 340 of their employees, and that we would take over the entire management of this infrastructure that runs their Lotus Notes applications and also their Microsoft Exchange for 60,000 end-users around the world. We won this deal over IBM and the other big guys in the outsourcing business. Real significant win, going well, and they've already expanded the contract. So really good win for HP with a marquis account.

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Another great example is PeopleSoft, which we just announced back in February.
PeopleSoft, as all of you may know, has a very successful eCenter. Their eCenter is how they deliver their software over the Net to customers. So when customers want to buy PeopleSoft software as a service instead of as a software application, it's delivered through their eCenter. They decided it wasn't their business to run a mission critical IT infrastructure and chose to partner with HP. We've taken over the processes, the people, the technology associated with this eCenter, and now we're helping them to take it out on a global basis. Another deal that we were chosen over IBM.

Shift gears now and talk about our support business. You all know we love our customer support business. It really delivers great profit performance for us as well as strong local currency growth. We're seeing the biggest demand around our mission critical capabilities, our storage services, also our network services. And we're investing in capabilities in all these areas to be able to help customers address the broader environment, and with the storage opportunities -- not just our own stuff but multi-vendor attach skills if they attach it with other storage devices or with other servers.

We've also been very focused on renewing every contract. It's a business basic, but in today's market having customers renew their contracts is a really big deal because in every single area they're looking for cost reductions. So this continues to be a very strong, very important foundation for us for growing our overall services business.

Next area is the consulting market. I already spoke about what's happening here, and all of you understand the downturn, the tightening of spending in this area. And we've talked already about the growth and the impact we've had there.

An important sign for us is we saw our incoming order rate in the first quarter significantly improve from the fourth quarter. Now we're not ready to call that a trend or to say that this segment has recovered because of the very impact September and October order rates had. They were very, very low for us. So we saw a good Q1 compared to Q4, but funny things happening in Q4. Feel good about our order rates here, but as I said not ready yet to say this is a change in the trend in this segment in this marketplace.

We've done a really great job of resource management, and in particularly taking a lot of the skills we developed around the telecommunications market and applying it now to financial services, in other areas where they worry about integrated service management, customer relationship management (CRM), Internet data centers, and the kinds of things our telco customers would normally be purchasing if they were spending more money.

You also know that, in this segment, that we have decided to take a partnering strategy very aggressively with the leading systems integrators. And so instead of acquiring or building skills in all the application and business process areas, we've decided instead that we're going to aggressively partner with the systems integrators like Accenture, like

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KPMG, like PwC. This is working very, very well for us, and also has helped us with our overall resource management given the significant decline in this market segment.

So if you compare how we're doing to our competitors and stack it up -- we decided here to use the dollar growth rate just to be able to have in your minds a more exact comparison, and not to pick just one quarter where we were better than everybody else, but we looked at three quarters in dollars and first looked at outsourcing since this is a segment we care so much about. And you can see our growth rate ten to 13 percent above EDS and CSC. IBM does not break their outsourcing out separately, and as all of you probably looked at, their combined professional services, mostly outsourcing, also some consulting, over this same period was five percent. So we feel really good about our growth relative to the market.

And then if you look at customer support, which we intensely focus on, we've got a nine point advantage over IBM's growth rates there.

Then at the bottom when you look at the total, it's a significant difference compared to IBM since they have more of their business in the higher growth segments. And the other interesting point there to note is how well Compaq's doing. So part of what we're excited about in the services business is taking two companies performing well in a tough market and bringing them together.

So this is why we think combining with Compaq from a services perspective is a really good thing for our business. There are five reasons we've outlined, and I'm going to talk about each of these in a lot of detail: Size does matter. Scale does have advantages. Our mission critical capabilities we believe will be unparalleled. Our multi-technology capability so we can address everything in the customer's environment will be very, very strong. On top of that, the skills we have in systems integration and from an industry perspective are very complementary. And then finally we believe having a big support business is a really good thing.

Before diving into each of these, I wanted to make another point which is, having a really strong robust enterprise business helps us in the services business as well. And as you know there's a tight correlation between being able to continue over the long term to grow our support business with the strength and help of our product businesses.

We also get tremendous advantage in terms of our technical capabilities being tightly linked to [a] leading R&D organization. Customers today, as you've heard and seen over and over again, want solutions that combine services and products. And on top of that, having really strong offerings in our server and storage markets help us sell more architecture consulting around those areas. Not that we only will build HP stuff into our architectures, but we're looked to as leading because of our leadership from a product perspective; it helps us with our consulting and integration activities.

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And then finally you'll hear from VJ [Vyomesh Joshi] some phenomenal opportunities we have from a services perspective working with his team bringing new printing and imaging solutions into the enterprise.

So let's dive into each of the five areas that are really critical to us from a strategic rationale for the merger. First of all why is bigger better? It's better from a customer's perspective because big deals require a lot of capacity in every country in the world, and this will double our capabilities in 160 countries around the world; that matters to customers. Whether it's a local customer or a multi-national global deal that we need to be able to deliver. It's important to customers. It doubles everything we have. It doubles our outsourcing business where we want scale. It doubles our consulting business where we want more resource, and it doubles our support business which has a beautiful business model.

It leads us from being number seven or eight in the marketplace up to number three, and that's a substantial difference in customers' minds because we will get invited to the table for more opportunities just because we're a bigger, more significant player.

And very importantly, a services business is all about people. We'll have in the services business somewhere between 40 and 45 percent of all the employees inside HP. And the employees inside Compaq and inside HP today in the services organizations are excited about this opportunity because they get to work for a services company that'll be number three, not number seven or eight. And they understand what that means in terms of the additional opportunities we'll have to win even bigger contracts particularly with large customers.

So overall, bigger is better both from an employee perspective, a customers' perspective, and a business model perspective.

Second point has to do with mission critical capabilities. We'll have a very powerful lineup of computing solutions ranging across all the leading current technologies, UNIX, NT, Linux. The Himalaya nonstop computing solutions are a critical, critical part of our mission critical capabilities, and then the open VMS-installed base is quite important to us as well. You add to that the storage capabilities, the management software capabilities, it gives us a robust technology lineup.

But then on top of that, we'll be the services partner of choice for many of the ISVs and systems integrators who are also dealing with mission critical solutions. We'll be the number one partner for Microsoft as they're deploying Microsoft Exchange, the circulatory system for most corporations, or SAP, or Oracle -- all the mission critical solutions there -- as well our teaming with Accenture, with KPMG, with PwC, we believe we'll be the top partner of choice for them.

And in addition to that we've created methodologies, tools, technologies that help us to do a great job with the design, the integration, the migration, the running, and the evolving of these infrastructures. So I wanted to read to you just one quote that had

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been made by a man named Eric Rocco. He's one of the lead analysts at Gartner
Group who looks at services. And what he said was, "The combined high availability services prowess between both companies will be unparalleled." And that's a pretty powerful thing for somebody from Gartner to say about our combined services organization.

Next point is around our multi-technology capabilities. One of the biggest problems that CIOs have today is how do they take new stuff and integrate it into their current environment. And to be able to do that you have to be deep on the new technologies as well as all the current technologies. You've heard me mention the areas where we'll have expertise across everything up to the application level. In our new combined organization we'll have 18,000 experts on UNIX, 28,000 experts on NT, 5,000 certified Cisco engineers. We will just have a tremendous multi-technology capability. And then again have SI partnerships to help us at the application level.

On top of that, it solves a big customer problem because we'll be well-positioned to help them take the complexity out of managing and dealing with a heterogeneous environment. This will be a leading capability of the new Hewlett-Packard services organization.

Next point is around our complementary vertical focus. As you've heard us say before, Hewlett-Packard [is] very strong in systems integration and consulting around telco markets and manufacturing. In the telecommunications market, we have deep expertise around integrated service management, around billing, around building out Internet Data Centers (IDCs), around CRM solutions, extended manufacturing. We're well known for our design collaboration over the Net, moving supply chains to the Net. Add to that the depth Compaq also has in telco, very strong capabilities in government, and in some segments of financial services, based on what they've built around their Himalaya technology, is a very complementary set of vertical expertise. Our systems integration consulting capability will be between 3 1/2 billion, 4 billion dollar business. That's pretty big. And most important we'll be very, very strong at being able to do architectures and integrations for large corporations across the whole enterprise.

Now finally is the support business. It's a stretch to call the support business a sexy business, but it is a beautiful business. And the reason it's a beautiful business is because there's an annuity revenue stream that is very predictable and that is constant if you do a great job delivering service levels. It delivers to us double digit net profit, not just double digit operating profits, and it also provides between 60 and 70 percent of the touch points we have with our customers. So it has an incredible impact on the experience that our customers have with HP.

It also gives us the entree to sell other higher level services and clearly sell more products. And on top of that many people think of support as something breaks and you go fix it. Our portfolio here is much richer. Going from individual product support all the way through environmental support for mission critical applications. So we're very pleased here. And another quote from one of the analysts associated with the

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support business, this comes from Tom Kucharvy at the Summit Group, "In support services they're really strong especially on the Microsoft side. They will be a powerhouse there." So this is going to be another important part of our activities.

So this is all the reasons why this is such a great thing for the services business.

How we're going to manage the integration. We've taken some of the top executives from both companies in services, Pat Cavaney from Hewlett-Packard, Jay Connor from the Compaq side, Peter Mercury, who's been leading the services organization at Compaq, is very involved. He was originally from Digital and involved in all the things and learned what went well, what didn't go well with that integration activity.

And we have taken a holistic approach to building a new business. We've developed a detailed business strategy which we'll share with you after the deal is approved. We've put in place the structure, the operating model, the processes. We've done specific work around the people and the culture and also around the metrics. And this is something that I personally am involved with every week from a review perspective. We've got 50 or 60 people who are the best people from our two organizations working on this.

As we look at it, we laid out four goals for ourselves that are very much everyday on the minds of the integration team. The first thing is that we have to keep our focus on our customers. And we have to be great at meeting our commitments during and after the merger as well as we've done before. And this is the thing that HP is most famous for in our services business. Customers will say, you always meet your commitments. So this is our number one priority. Whatever we do with the merger, whatever we're doing with the integration activities, we will meet every customer commitment we have.

The second one is around keeping our growth momentum, and you certainly noticed in all of the comments Bob made there wasn't anything about losing revenue in this business. We have to keep our growth momentum and our goal was to try to accelerate it.

We also have our employees at the core of whether this is going to work or not and so we have some very focused activities to make sure that our employees are motivated and committed, and finally that we can capture the cost synergies. My team and I have traveled all over the world since September meeting with our employees. I've got 30,000 employees. We've been face to face with about 80 percent of them. They're excited about what we're currently doing, and they are very excited and understand why this is a powerful thing to accelerate our position in the marketplace. And we're going to work every single day to make sure that we've got all of the employees of the services organization signed up and excited about this.

The integration planning has taken this approach and we have completed all of this. So we've done detailed integration planning for each of the lines of business for every one of the functions, for the critical cross areas where we have to work with the other parts

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of the new HP. We've got deployment plans ready for every geography in the world, and we have also laid out specific value capture goals, headcount reduction goals that tie back to functions, to geographies, to lines of business, and will be able to be given to the managers of each of those activities on Day One. And so we've got very detailed plans in place, reviews that have been done of this to ensure that we're ready.

The approach that we've used with the integration planning is what you'd do for any massive project where we've done a discovery phase to understand the best practices and capabilities on both sides. We've assessed them. We've chosen what our go-forward plan is. We've painted the picture of what it looks like when we get there, and we've laid out a detailed roadmap to get there.

To give you an example, parts logistics is the spare parts function in a support business. This is one of our most significant value capture areas. And what's already been done is to address all the aspects of this, we have a plan in place where we know the distribution centers and how they're going to be consolidated, when they'll be consolidated. We've chosen all the IT applications that are used to manage this logistics function on a global basis, what the migration plan will be, when we'll get there, which month it happens.

We've also laid out all the logistics partners we both currently use, the logistics networks we use. In every geography of the world we've chosen what we're going with. And we also understand the procurement processes we use for parts and we've chosen the best ones that are going to deliver for us the best cost savings. This is all done and ready to be implemented.

Similarly with our IT applications -- it's the second biggest area where we're going to be able to capture our cost synergies -- same thing. Aggressive adopt and go strategy, all these areas it's already been decided -- every application, when it gets implemented, when the old one comes out, across all of these areas that are the critical aspects of running our business. And one of the things that gives us a lot of capability here and is public with information, we both use SAP and Clarify, so we have a huge advantage because we already have two of our key applications that are similar applications.

Now for us the cultural integration is really, really critical. And we are being as rigorous around planning the cultural integration as we are the financials, the processes, the places. And so we're putting the same kind of rigor, the same kind of attention around the cultural integration.

One of the things that's very interesting is the culture between the HP services organization and the Compaq services organizations are very similar. I've had lots of meetings with Compaq employees, with combined management teams, and if I were to close my eyes sitting in one of these meetings, I couldn't tell you whether it was an HP person talking or a Compaq person talking. And it's because both of these services organizations have cultures that are focused around

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the employees. And we're taking the things that have been built in both of them, bringing them together.

The reason this is so critical to us is there is a very direct correlation between employee loyalty and satisfaction, customer loyalty and satisfaction, and profitable growth in the services business. This will represent, as I said, 40 to 45 percent of all HP's employees, so us getting the employee activities and the culture right is a really big deal.

Now finally, I wanted to make one last point about our eye being on our customers. The one thing customers have said to us is: don't lose focus on us. And so we're putting as our top goal, as I mentioned, our top goal for the integration is that customers can count on us before, during, and after to meet all of our commitments. We're going to have a minimum impact on any of our customer-facing resources. Both have about the right number today. We're going to keep account teams in place. We're keeping project teams in place. We're keeping support teams in place. And where we need to make selections we're going to involve the customers in our choices.

We're also going to, on a global basis, have services managers chosen within the first couple of weeks of when this deal is announced so that in every country in the world where we have a services presence, we'll have a leader defined for the people in that geography.

So to close, these are the things I hope you take away from this presentation. First of all, we're keeping our obsession and focus on our customers. I think you can see that in the financial results, hope you can see it in the plans as well, and you can hear it from our customers if you talk to them.

We're executing really well today, both against our own internal plans as well as against the market. I think we have a very strong story, a very strong reason why it makes sense to bring our two services organizations together.

And finally, we have done very detailed planning. We're ready to do the integration. I'm personally, along with my team, looking forward to standing in front of you at this next meeting and once again talking about execution, showing you what we've done to execute this plan and at the same time continue executing well for our customers and the financials.

And I think on top of that it'll be exciting for us to be able to stand here, not as the number seven or eight services company, but as the number three services company and demonstrate to you an even healthier even stronger HP services business.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.